[Letterhead of Wachtell, Lipton, Rosen & Katz]

October 26, 2020

Via EDGAR and Courier
Office of Trade & Services

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Uber Technologies, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 25, 2020
File No. 333-242307

Dear Mr. Morris and Ms. Jaskot:

On behalf of our client, Uber Technologies, Inc. (“Uber” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated October 13, 2020 regarding Amendment No. 1 to the Company’s registration statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission on September 25, 2020. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In addition to submitting this letter by EDGAR, we are separately furnishing to the Staff courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 2.

Questions and Answers

Regulatory Approvals, page 15

1.                  Please revise to clarify why Uber voluntarily withdrew its HSR notification on August 17, 2020 and re-filed it on August 19, 2020, and the reasons why the Department of Justice issued a second request to each of Uber and Postmates. Please also revise your Background section to more fully discuss the particular concerns relating to antitrust approval and how they influenced the terms agreed to by the parties, including the definition of “unacceptable condition.”

Response: In response to the Staff’s comment, the disclosure on pages 15, 68-70 and 81 of Amendment No. 2 has been revised.

U.S. Securities and Exchange Commission
October 26, 2020

The status of couriers who use the Postmates app as independent contractors, page 38

2.                  We note your response to prior comment 10. Your disclosure here and elsewhere in the prospectus appears to focus almost exclusively on judicial and legislative actions in California. To the extent that adverse judicial and legislative actions in other states or at the federal level may also give rise to a right to terminate, please provide expanded disclosure to clarify that the risk to you is not localized. Please also clarify your statement that an outcome adverse to Uber or Postmates “may not, in and of itself give rise to a right of either party to terminate the transaction.” It is unclear whether this means it may give rise to the right to terminate. Please also clarify the circumstances that, if combined with an adverse determination, could trigger a right to terminate.

Response: In response to the Staff’s comment, the disclosure on pages 31-32 and 39-40 of Amendment No. 2 has been revised.

Background of the Transaction, page 63

3.                  We note your revisions at page 63 in response to prior comment 14. Please expand your disclosure in the third paragraph on page 64 to disclose the other potential strategic acquisitions that were considered by you between May and July 2019.

Response: In response to the Staff’s comment, the disclosure on page 64 of Amendment No. 2 has been revised.

4.                  We note your revised disclosure at pages 64 and 65 in response to prior comment 16. With a view to disclosure, please tell us how your public statements and media scrutiny affected your search for a deal, including how it affected your negotiations with Postmates, if at all. In addition, please discuss in greater detail the changed circumstances that led the company to resume talks with Postmates in June 2020 after previously determining in 2019 that the company’s unit economics were in a challenged state.

Response: In response to the Staff’s comment, the disclosure on pages 64 and 66 of Amendment No. 2 has been revised. The Company believes that Amendment No. 2 provides all material disclosure regarding the impact of Uber’s public statements and media scrutiny on Uber’s search for a deal and its negotiations with Postmates.

5.                  We note your revisions on pages 69-71 and page 100 in response to prior comment 18. Please disclose, in an appropriate place in the prospectus, the material terms of the initial loan and the additional loan, including the interest rate and the forgiveness schedule in the event the loans are is partially forgiven.

Response: In response to the Staff’s comment, the disclosure on pages 101-102 of Amendment No. 2 has been revised.

U.S. Securities and Exchange Commission
October 26, 2020

6.                  We note your response to prior comment 19. While you have revised your disclosure at page 67 to disclose that certain negotiations occurred regarding the legal proceedings involving Postmates, it is unclear what items were discussed and how they were resolved. Please expand your disclosure to describe the substance of the parties’ negotiations with respect to pending litigation involving the companies, including the concerns of both sides, any anticipated impact on the transaction, and how the terms of the merger reflected these concerns. Please also discuss how you reached the conclusion on page 39, where it appears that you agreed that an adverse determination on Assembly Bill 5 would not automatically terminate (or make terminable) the agreement.

Response: In response to the Staff’s comment, the disclosure on pages 67 and 102 of Amendment No. 2 has been revised. The Company respectfully advises the Staff that the parties’ respective due diligence investigations covered a wide range of topics, as is customary in connection with the evaluation of a potential strategic transaction. With respect to the legal proceedings involving Postmates, including those described in the notes to Postmates’ consolidated financial statements attached as Annexes H and I to the consent solicitation statement/prospectus that forms a part of the Registration Statement, the Company considered the status of these proceedings, some of which are the same as, or substantially similar to, proceedings involving Uber, as described under “Risk Factors” on pages 30-32 of Amendment No. 2, as well as potential differences in the impact of the outcome of such proceedings on each of the Company and Postmates in light of factors such as the geographic concentrations of their respective couriers, as part of its broader evaluation of the transaction. The Company has included in Amendment No. 2 additional disclosure regarding the covenant in the merger agreement related to certain litigation involving Postmates, which the parties agreed to as a result of their due diligence review and in connection with the negotiation of the terms of the merger agreement. The Company believes that any further disclosure regarding the specifics of the parties’ discussions regarding legal matters would not be useful to investors and could be misleading to the extent that it overemphasizes the importance of such matters in connection with parties’ consideration of the transaction.

In addition, the Company respectfully advises the Staff that the parties did not specifically discuss the consequences of an adverse determination on Assembly Bill 5 in the context of negotiations regarding the termination provisions or other terms of the merger agreement, including whether such a determination would automatically terminate or make terminable the merger agreement, and no express termination right solely in respect of such determination is set forth therein.

U.S. Securities and Exchange Commission
October 26, 2020

7.                  We note your revisions in response to our prior comment 21. Please disclose the financial performance of Postmates and valuation analyses (including transaction price multiple and discounted cash flow analysis), and potential synergies discussed by the board at the July 1, 2020 meeting, or tell us why you believe such disclosure is not required.

Response: The Company acknowledges the Staff’s comment and has reviewed the disclosure on page 72 related to the July 1, 2020 meeting of the Uber board. However, the Company does not believe additional disclosure regarding the financial performance of Postmates, valuation analyses prepared by representatives of Uber or potential synergies related to the transaction is required. With respect to the financial performance of Postmates, while the Company is not required to file financial statements with respect to Postmates pursuant to SEC Regulation S-X Rule 3-05, Postmates’ audited consolidated financial statements for the years ended December 31, 2019 and 2018 and Postmates’ unaudited condensed consolidated financial statements for the six months ended June 30, 2020 and 2019 are being voluntarily provided and are attached as Annexes H and I, respectively, to the consent solicitation statement/prospectus that forms a part of the Registration Statement. With respect to valuation analyses and potential synergies, the Uber board and members of Uber senior management considered a variety of potential quantitative and qualitative benefits of a transaction, including the value of Postmates’ products, technology and expertise, complementary geographic presence, brand loyalty and differentiated restaurant selection, and the over $200 million in anticipated run rate synergies one year following closing, as described in Amendment No. 2. In determining that the additional disclosure is not required, the Company has considered the fact that Uber stockholders are not being asked to make an investment decision in connection with the transaction, and the Company believes that further disclosure regarding Uber’s internally prepared valuation analyses and synergies would be of limited value to Postmates stockholders whose consent is being solicited by the Postmates board. In addition, the Company has considered the fact that, pursuant to the support agreement entered into subsequent to the execution of the merger agreement, each of the Postmates stockholders party thereto has agreed, promptly (and in any event within two business days) after the Registration Statement is declared effective under the Securities Act by the SEC, to execute and deliver a written consent approving the adoption of the merger agreement and the Postmates certificate amendment and related matters with respect to all of its shares of Postmates capital stock entitled to act by written consent with respect thereto, and that the execution and delivery of written consents by all of the support stockholders will constitute the Postmates stockholder approval and the Postmates certificate amendment approval. Further, the Company respectfully submits to the Staff that the Company’s approach with respect to the disclosure of the items referenced in the Staff’s comment is consistent with the approach taken in comparable precedent transactions, such as Amazon.com, Inc.’s registration statement on Form S-4 filed in connection with its acquisition of Zappos.com, Inc. (File No. 333-160831), which does not provide detailed information on the target’s financial performance or the acquirer’s valuation analyses or synergy estimates.

U.S. Federal Income Tax Consequences, page 106

8.                  We note that counsel has provided a long-form opinion that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The opinion and the disclosure in your prospectus must be consistent. Refer to Staff Legal Bulletin No. 19. Where you discuss the tax consequences throughout your prospectus, including your statements as to the intended tax treatment, disclose that counsel has issued an opinion that the Mergers will qualify as a reorganization.

Response: In response to the Staff’s comment, the disclosure on pages 11, 21, 30 and 83 of Amendment No. 2 has been revised.

U.S. Securities and Exchange Commission
October 26, 2020

Exhibits

9.                  Please tell us whether you intend to file the Form of Company Certificate Amendment that appears as Exhibit D to the Agreement and Plan of Merger.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not intend to file the form of Postmates certificate amendment as an exhibit to the Registration Statement, as such filing is not required by Item 601(b)(3) of Regulation S-K. However, the Company respectfully advises the Staff that such form is attached as Annex C to the consent solicitation statement/prospectus that forms a part of the Registration Statement.

* * * * * *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1269 or my colleague, Mark A. Stagliano, at (212) 403-1060.

Sincerely yours,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	Tony West, Uber Technologies, Inc.
Bastian Lehmann, Postmates Inc.
Tad J. Freese, Latham & Watkins LLP
Chad G. Rolston, Latham & Watkins LLP
Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz